Exhibit 99.1

Mobileye Files for Secondary Public Offering

Jerusalem, Israel, January 21, 2015 – Mobileye N.V. (NYSE: MBLY), the global leader in the design and development of camera-based Advanced Driver Assistance Systems, announced today that it has filed a registration statement for a secondary public offering. The offering will consist of ordinary shares offered by shareholders who obtained their shares prior to the Company’s IPO. The Company is conducting the offering to provide these shareholders with an organized liquidity event that is intended to contribute to maintaining an orderly market for the Company’s ordinary shares. The Company expects to commence the offering only after it has issued its audited 2014 financial statements. The actual number of shares to be offered in the proposed secondary offering will be determined based upon selling shareholder interest and market demand. The Company will not receive any proceeds from the offering.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC are acting as lead book-running managers for the proposed offering.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus for the offering may be obtained by contacting Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, or email: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn.: Prospectus Department, or by calling (866) 718-1649, or by emailing prospectus@morganstanley.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Mobileye N.V.

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 21 global automakers including BMW, Ford, General Motors, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to the proposed securities offering. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given regarding the final size of the proposed offering, the timing of the availability of the Company’s audited financial statements for 2014 or that the proposed offering discussed above will be initiated or consummated. The proposed securities offering and the terms thereof are subject to numerous factors, many of which are beyond the control of Mobileye, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the registration statement for the offering filed with the U.S. Securities and Exchange Commission. Mobileye undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:	Yonah Lloyd Chief Communications Officer / SVP Business Development yonah.lloyd@mobileye.com